DENMARK BANCSHARES, INC.
                         1996 ANNUAL REPORT





                              TABLE OF CONTENTS


Graphic Presentation of Selected Financial Data                 2
Selected Financial Data                                         3
President's Letter                                              4
Independent Auditors' Report                                    4
Consolidated Financial Statements                               5
Notes to Consolidated Financial Statements                      9
Management's Discussion and Analysis                           22
Quarterly Financial Information                                36

_____________________________________________________________________________
Denmark Bancshares, Inc. ("Company"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank, the Company's subsidiary bank, offers four full service banking offices located in the Villages of Denmark, Maribel, and Whitelaw, and the Town of Bellevue, serving primarily Brown, Kewaunee and Manitowoc Counties. The Company also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.
______________________________________________________________________________

(Tabular representation of graphs for electronic filing)

                                  1992      1993      1994      1995     1996
Net Income                       $1,526    $2,115    $2,182    $2,083  $2,380
Net Income Per Share              62.39     76.75     78.98     75.65   86.52
Dividends Per Share               13.50     15.50     17.50     19.50   21.50
Book Value Per Share             700.70    761.93    816.55    879.29  942.78
Average Total Loans             125,567   133,511   135,032   150,181 162,850
Average Total Assets            157,848   167,725   169,886   184,970  99,367
Average Total Deposits          129,107   131,185   130,501   135,644  44,254
Average Stockholders' Equity     16,683    20,089    21,846    23,271   5,064

Dollars in thousands except per share data.

                                       SELECTED FINANCIAL DATA
                                       Year Ended December 31,
------------------------------------------------------------------------------
                                   1996      1995      1994      1993    1992
                               --------- --------- --------- --------- -------
INCOME STATEMENT DATA
Interest income                 $16,073   $14,882   $12,828   $13,337  $13,597
Interest expense                  8,152     7,639     5,401     5,810    7,046
                               --------- --------- --------- --------- -------
Net interest income              $7,921    $7,243    $7,427    $7,527   $6,551
Less:  Provision for possible
 loan losses                        210       200       493       631      659
                               --------- --------- --------- --------- -------
Net income after provision for
possible credit losses           $7,711    $7,043    $6,934    $6,896   $5,892
                               --------- --------- --------- --------- -------
Plus:  Noninterest income          $589      $568      $625      $594     $538
Less:  Noninterest expense        5,073     4,933     4,851     4,596    4,304
                               --------- --------- --------- --------- -------
Net noninterest expense         $(4,484)  $(4,365)  $(4,226)  $(4,002) $(3,766)
                               --------- --------- --------- --------- -------
Income before income taxes       $3,227    $2,678    $2,708    $2,894   $2,126
Income tax expense                  847       595       526       779      600
                               --------- --------- --------- --------- -------
Net income                       $2,380    $2,083    $2,182    $2,115   $1,526
                               ========= ========= ========= ========= =======

PER SHARE DATA
Net income                       $86.52    $75.65    $78.98    $76.75   $62.39
Cash dividends declared           21.50     19.50     17.50     15.50    13.50
Book value (year end)            942.78    879.29    816.55    761.93   700.70

BALANCE SHEET DATA
Average balances:
Total loans                    $162,850  $150,181  $135,032  $133,511 $125,567
Allowance for possible
 credit losses                    2,414     2,204     1,972     1,533    1,200
Investment securities            26,328    25,128    25,567    23,474   17,540
Assets                          199,367   184,970   169,886   167,725  157,848
Deposits                        144,254   135,644   130,501   131,185  129,107
Other borrowed funds (1)         28,408    24,538    16,254    15,025   10,743
Stockholders' equity             25,064    23,271    21,846    20,089   16,683

FINANCIAL RATIOS
Return on average equity          9.49%     8.95%     9.99%    10.53%    9.15%
Return on average assets          1.19%     1.13%     1.28%     1.26%    0.97%
Net interest spread               3.29%     3.24%     3.93%     4.10%    3.73%
Average equity to
 average assets                  12.57%    12.58%    12.86%    11.98%   10.57%
Total capital to assets (2)      13.14%    13.31%    13.61%    12.83%   11.87%
Allowance for credit losses
    to loans (year end)           1.43%     1.49%     1.45%     1.27%    1.01%
Allowance for credit
 losses to nonaccrual
    loans (year end)              75.66%  198.36%    104.72%   92.39%  108.44%

Dollars in thousands except per share data and financial ratios.
(1) Includes federal funds purchased, securities sold under repurchase agreements and notes payable.
(2) Consists of stockholders' equity plus allowance for possible credit losses divided by total assets plus allowance for possible credit losses at the end of the period.

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 1996 Annual Report of Denmark Bancshares, Inc. Your Bank experienced a record year in net income, attaining moderate growth in deposits and assets, as well as shareholders' equity.

Our semi-annual dividend of $11.00 per share to shareholders of record December 10, 1996, payable January 2, 1997, represented a 4 3/4% increase over the last semi-annual dividend and a 10% increase over the dividend paid in January, 1996.

Your Bank, independent and locally owned, is dedicated to meeting the needs of local families, businesses and farmers. Our loans are channeled to the neighborhoods where our depositors live and work, thereby supporting and strengthening our local economies.

As always, we appreciate your continued support as shareholders and ask that you recommend our services to your friends, relatives and business associates.

Sincerely,

(signature of Darrell R. Lemmens)

Darrell R. Lemmens
Chairman of the Board


INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
DENMARK BANCSHARES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and subsidiaries as of December 31, 1996, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denmark Bancshares, Inc. and subsidiaries as of December 31, 1996, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

WILLIAMS, YOUNG & ASSOCIATES, LLC


(Signature of Williams, Young, & Associates, LLC)

Madison, Wisconsin
February 14, 1997

 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31,

                        ASSETS
 Assets                                  1996          1995          1994
                                 ------------  ------------  ------------
 Cash and due from banks           $6,063,954    $5,464,693    $5,442,402
 Federal funds sold                   937,000     6,900,000     2,275,000
 Investment Securities
 Available-for-sale,
  at fair value                    10,952,446     9,330,453     5,575,222
  Held-to-maturity, at cost        17,667,237    16,319,946    19,822,304
                                 ------------  ------------  ------------
  Total Investment Securities     $28,619,683   $25,650,399   $25,397,526
 Loans less allowance for credit
  losses of $2,506,728,
  $2,319,101 and $2,079,007,
  respectively                    172,707,710   153,752,933   141,069,973
 Premises and equipment, net        2,960,537     3,038,274     3,162,161
 Accrued interest receivable        1,153,231     1,121,017       914,314
 Other assets                       1,272,161       949,629       992,526
                                 ------------  ------------  ------------
      TOTAL ASSETS               $213,714,276  $196,876,945  $179,253,902
                                 ============  ============  ============

 LIABILITIES AND STOCKHOLDERS' EQUITY
 Liabilities
 Deposits
 Non-interest bearing             $16,077,828   $15,077,825   $14,114,491
 Interest bearing                 134,338,874   129,739,944   122,885,887
                                 ------------  ------------  ------------
      Total Deposits             $150,416,702  $144,817,769  $137,000,378

 Short-term borrowings             29,230,750    23,363,195    18,422,168
 Accrued interest payable             929,674       898,162       682,767
 Other liabilities                    542,426       544,737       491,672
 Long-term borrowings               6,681,587     3,063,000        63,000
                                 ------------  ------------  ------------
      Total Liabilities          $187,801,139  $172,686,863  $156,659,985
                                 ------------  ------------  ------------
 Stockholders' Equity
 Common stock, no par value,
  authorized 320,000 shares;
  issued 27,486, 27,511 and
  27,670 shares, respectively     $10,168,433   $10,196,720   $10,336,295
 Paid in capital                       37,384        37,203        37,203
 Retained earnings                 15,747,969    13,959,598    12,412,971
 Unrealized (loss) on
  securities available-for-sale,
  net of applicable deferred
  income taxes                        (40,649)       (3,439)     (192,552)
                                 ------------  ------------  ------------
     Total Stockholders' Equity   $25,913,137   $24,190,082   $22,593,917
                                 ------------  ------------  ------------
      TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY      $213,714,276  $196,876,945  $179,253,902
                                 ============  ============  ============

 The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME FOR YEARS ENDED DECEMBER 31,

                                        1996          1995          1994
                                 ------------  ------------  ------------
 Interest Income
 Loans including fees             $14,132,315   $12,964,516   $10,943,315
 Investment securities:
 Taxable                              572,214       485,189       527,237
 Exempt from federal tax            1,224,226     1,297,257     1,283,653
 Interest on federal funds sold       143,674       134,953        73,805
                                 ------------  ------------  ------------
                                  $16,072,429   $14,881,915   $12,828,010
                                 ------------  ------------  ------------
 Interest Expense
 Deposits                          $6,471,187    $6,042,092    $4,619,424
 Federal funds purchased
 and notes payable                  1,680,520     1,596,667       781,899
                                 ------------  ------------  ------------
                                   $8,151,707    $7,638,759    $5,401,323
                                 ------------  ------------  ------------
 Net interest income               $7,920,722    $7,243,156    $7,426,687
 Provision for Credit Losses          210,000       200,000       493,000
                                 ------------  ------------  ------------
 Net interest income after
   provision for credit losses     $7,710,722    $7,043,156    $6,933,687
                                 ------------  ------------  ------------
 Other Income
 Service fees and commissions        $511,794      $421,511      $442,810
 Investment security
      gains (losses)                  (58,389)            0        21,665
 Other                                135,830       146,828       160,781
                                  ------------  ------------  ------------
                                     $589,235      $568,339      $625,256
                                  ------------  ------------  ------------
 Other Expense
 Salaries and employee benefits    $3,211,702    $2,979,821    $2,773,555
 Occupancy expenses                   569,641       539,923       548,511
 FDIC insurance assessment              2,000       156,328       318,250
 Data processing expenses             272,410       257,195       255,151
 Other operating expenses           1,017,882     1,000,030       955,656
                                  ------------  ------------  ------------
                                   $5,073,635    $4,933,297    $4,851,123
                                  ------------  ------------  ------------
 Income before income taxes        $3,226,322    $2,678,198    $2,707,820
 Income tax expense                   846,757       594,925       526,226
                                  ------------  ------------  ------------
 NET INCOME                        $2,379,565    $2,083,273    $2,181,594
                                  ============  ============  ============
 NET INCOME PER COMMON SHARE           $86.52        $75.65        $78.98
                                  ============  ============  ============

 The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                          Common Stock
                                   --------------------
                                                                                   Unrealized
                                                                                      Loss on
                                                            Paid in     Retained   Securities
                                   Shares       Amount      Capital     Earnings Avl-for-Sale      Total
                                  --------  -----------  ----------  -----------  ----------- -----------
Balance, December  31, 1993         27,540  $10,249,111     $18,761  $10,715,602  $20,983,474

Net income                                                             2,181,594                2,181,594
Cash dividends, $17.50 per share                                        (484,225)                (484,225)
Treasury stock acquisitions            (81)     (67,578)                                          (67,578)
Treasury stock sales                   211      154,762      18,442                               173,204
Net change in unrealized (loss)
on securities available-for-sale,
net of applicable deferred income
tax benefit of  $77,713                                                              (192,552)   (192,552)

Balance, December  31, 1994         27,670  $10,336,295     $37,203  $12,412,971    $(192,552) $22,593,917

Net income                                                             2,083,273                 2,083,273
Cash dividends, $19.50 per share                                        (536,646)                 (536,646)
Treasury stock acquisitions           (169)    (149,125)                                          (149,125)
Treasury stock sales                    10        9,550                                              9,550
Net change in unrealized (loss)
on securities available-for-sale,
net of applicable deferred income
tax liability of  $8,511                                                              189,113      189,113

Balance, December  31, 1995         27,511  $10,196,720     $37,203  $13,959,598      $(3,439) $24,190,082

Net income                                                             2,379,565                 2,379,565
Cash dividends, $21.50 per share                                        (591,194)                 (591,194)
Treasury stock acquisitions            (35)     (38,216)                                           (38,216)
Treasury stock sales                    10        9,929         181                                 10,110
Net change in unrealized (loss)
on securities available-for-sale,
net of applicable deferred income
tax benefit of  $22,594                                                               (37,210)     (37,210)

BALANCE, DECEMBER 31, 1996          27,486  $10,168,433     $37,384  $15,747,969     $(40,649) $25,913,137
                                   =======  ===========     =======  ===========     ========= ===========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,

                                          1996           1995           1994
                                  -------------  -------------  -------------
Cash Flows from Operating
 Activities:
Net income                          $2,379,565     $2,083,273     $2,181,594
Adjustments to reconcile
 net income to net cash
 provided by operating activities:
    Depreciation                       292,417        278,610        291,472
    Provision for credit losses        210,000        200,000        493,000
    Loss on sale of other
     real estate                         7,909              0              0
    Loss (gain) on sales of
     investments                        58,389              0        (21,665)
    Amortization of bond premium        37,741         61,902         79,774
    Accretion of bond discount        (561,948)      (527,905)      (535,039)
    Increase in
     interest receivable               (32,214)      (206,703)       (15,767)
    Increase in interest payable        31,512        215,395         97,660
    Other, net                        (100,980)       (16,383)        45,867
                                  -------------  -------------  -------------
Net Cash Provided by Operating
    Activities                      $2,322,391     $2,088,189     $2,616,896
                                  -------------  -------------  -------------
Cash Flows from
 Investing Activities:
Maturities of held-to-maturity
    securities                        $493,445     $2,288,687     $3,140,528
Maturities and sales of
 available-for-sale securities       3,649,278      1,348,963      2,732,897
Purchase of held-to-maturity
 securities                         (1,406,724)             0     (5,163,668)
Purchase of available-for-sale
 securities                         (5,307,779)    (3,149,183)      (669,500)
Purchase of an insurance agency       (220,000)             0              0
Federal funds sold, net              5,963,000     (4,625,000)     5,450,000
Sale of other real estate               77,091              0              0
Net increase in loans
 made to customers                 (19,249,777)   (12,882,960)    (9,408,279)
Capital expenditures                  (214,680)      (154,723)      (153,139)
                                  -------------  -------------  -------------
Net Cash Used by Investing
 Activities                       $(16,216,146)  $(17,174,216)   $(4,071,161)
                                  -------------  -------------  -------------
Cash Flows from
 Financing Activities:
Net increase in deposits            $5,598,933     $7,817,392       $321,316
Purchase of treasury stock             (38,216)      (149,125)       (67,578)
Sale of treasury stock                  10,110          9,550        173,204
Dividends paid                        (563,953)      (510,527)      (455,579)
Debt proceeds                       38,764,142     22,630,938     13,099,425
Debt repayments                    (29,278,000)   (14,689,910)   (11,026,141)
                                  -------------  -------------  -------------
Net Cash Provided by
 Financing Activities              $14,493,016    $15,108,318     $2,044,647
                                  -------------  -------------  -------------
Net increase in cash
 and cash equivalents                 $599,261        $22,291       $590,382
Cash and cash equivalents,
 beginning                           5,464,693      5,442,402      4,852,020
                                  -------------  -------------  -------------
CASH AND CASH EQUIVALENTS,
 ENDING                             $6,063,954     $5,464,693     $5,442,402
                                  =============  =============  =============

Noncash Investing Activities:
Loans transferred to foreclosed
 properties                            $85,000        $38,938        $90,000
                                  =============  =============  =============
Total increase (decrease)
 in unrealized loss on
 securities available-for-sale         $68,315      $(275,337)      $270,265
                                  =============  =============  =============

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DENMARK BANCSHARES, INC.
December 31, 1996, 1995 and 1994
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency,Inc. A majority of the Company's assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. The Company and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. The Company and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 6. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation
The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates, such as the allowance for credit losses and accounting for the impairment of loans, are discussed specifically in the following sections of this footnote.

Investment Securities
The Company adopted Statement of Financial Accounting Standards (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994. Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. As a result of the adjustment from amortized cost to fair value, stockholders' equity, net of applicable deferred income taxes, decreased by $40,649, $3,439 and $192,552 for the years ended December 31,
1996, 1995 and 1994, respectively.   Debt securities classified as
held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans
Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

In 1995, the Company implemented a new accounting Standard which addresses the accounting treatment for impaired loans. A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

Allowance for Credit Losses
The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $929,850, $672,714 and $735,009 and interest paid was $8,130,209, $7,435,059 and $5,312,357 for the years ended December 31, 1996, 1995 and 1994, respectively.

Premises and Equipment
Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets. Land is carried at cost.

Income Taxes  Deferred
income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes in accordance with FAS 109, which the Company adopted in 1993. As of December 31, 1993, deferred state income tax charges of $82,000 were not recorded because they were immaterial. Subsequently, management determined that there may come a time in the foreseeable future when deferred state income tax charges will become material. Therefore, although still considered immaterial in amount, management elected in 1994 to record deferred state income tax charges. The cumulative effect of recording such charges as of December 31, 1993, is included in the company's 1994 tax provision and is shown as other.

Earnings per Common Share
Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year.

Reclassifications
For comparability, certain 1994 items have been reclassified to conform with classifications adopted in 1995.
Note 2 - Compensating Cash Balances As compensation for check clearing and other correspondent services, compensating balances of $1,339,000 were required to be maintained by the Company's subsidiaries with correspondent banks at December 31, 1996.

Note 3 - Investment Securities
The amortized cost and estimated fair value of securities available-for-sale were as follows:

                     December 31, 1996
------------------------------------------------------------------------------
                                             Gross       Gross      Estimated
                              Amortized   Unrealized  Unrealilzed     Fair
                                 Cost        Gains      (Losses)      Value
------------------------------------------------------------------------------
Mortgage-backed securities  $9,563,011       $7,553     $(70,796)  $9,499,768
Equity securities            1,452,678            0            0    1,452,678
                            -----------  -----------  -----------  -----------
                           $11,015,689       $7,553     $(70,796) $10,952,446
                            ===========  ===========  ===========  ===========


                                       December 31, 1995
------------------------------------------------------------------------------
                                             Gross       Gross      Estimated
                              Amortized   Unrealized  Unrealilzed     Fair
                                 Cost        Gains      (Losses)      Value
------------------------------------------------------------------------------
Mortgage-backed securities  $7,457,407      $67,666    $(40,439)   $7,484,634
Equity securities            1,867,974            0     (22,155)    1,845,819
                          -------------  -----------  ------------------------
                            $9,325,381      $67,666    $(62,594)   $9,330,453
                            ===========  ===========  ===========  ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       December 31, 1994
------------------------------------------------------------------------------
                                             Gross       Gross      Estimated
                              Amortized   Unrealized  Unrealilzed     Fair
                                 Cost        Gains      (Losses)      Value
------------------------------------------------------------------------------
Mortgage-backed securities  $3,981,609         $350   $(197,100)   $3,784,859
Equity securities            1,863,878            0     (73,515)    1,790,363
                          -------------  -----------  ------------------------
                            $5,845,487         $350   $(270,615)   $5,575,222
                           ===========  ===========  ===========  ===========

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

                                       December 31, 1996
------------------------------------------------------------------------------
                                Gross        Gross     Estimated
                              Amortized   Unrealized  Unrealilzed     Fair
                                 Cost        Gains      (Losses)      Value
------------------------------------------------------------------------------
State and local governments $17,667,237  $1,597,100    $(22,822)  $19,241,515
                          -------------  -----------  ------------------------
                            $17,667,237  $1,597,100    $(22,822)  $19,241,515
                            =========== ===========  ===========  ===========


                                       December 31, 1995
------------------------------------------------------------------------------
                                             Gross       Gross      Estimated
                              Amortized   Unrealized  Unrealilzed     Fair
                                 Cost        Gains      (Losses)      Value
------------------------------------------------------------------------------
State and local governments $16,319,946  $1,744,038    $(29,478)  $18,034,506
                          -------------  -----------  ------------------------
                            $16,319,946  $1,744,038    $(29,478)  $18,034,506
                            =========== ===========  ===========  ===========


                                       December 31, 1994
------------------------------------------------------------------------------
                                             Gross       Gross      Estimated
                              Amortized   Unrealized  Unrealilzed     Fair
                                 Cost        Gains      (Losses)      Value
------------------------------------------------------------------------------
Mortgage-backed securities  $1,701,990       $5,594    $(95,889)   $1,611,695
State and local governments 18,120,314    1,196,725    (682,820)   18,634,219
                          -------------  -----------  ------------------------
                           $19,822,304   $1,202,319   $(778,709)  $20,245,914
                           ===========  ===========  ===========  ===========


The amortized cost and estimated fair values of securities at December 31, 1996, by maturity were as follows:

                     Securities Available-for-Sale Securities Held-to-Maturity
------------------------------------------------------------------------------
                                             Gross       Gross      Estimated
                              Amortized   Unrealized  Unrealilzed     Fair
------------------------------------------------------------------------------
Amounts Maturing                 Cost        Gains      (Losses)      Value
Within one year             $1,149,639   $1,147,702   $1,018,394   $1,061,073
From one through five years  5,482,033    5,430,447    4,334,072    5,018,070
From five through ten years    700,649      700,648    6,091,976    6,624,611
After ten years              2,230,690    2,220,971    6,222,795    6,537,761
Equity securities
 (no stated maturity)        1,452,678    1,452,678            0            0
                         -------------  -----------  ------------ -----------
                           $11,015,689  $10,952,446  $17,667,237  $19,241,515
                           ===========  ===========  ===========  ===========

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 1996, available-for-sale securities were sold for total proceeds of $1,868,929. No securities were sold during 1995. During 1994, available-for-sale securities were sold for total proceeds of $48,348. The gross realized gains and gross realized losses amounted to $259 and $58,648 in 1996, and $21,665 and zero in 1994, respectively.

In 1995, mortgage-backed agency securities with an amortized cost of $3,143,704 were transferred from held-to-maturity to available-for-sale. The transfers from held-to-maturity to available-for-sale were made in accordance with the guidelines provided by the Financial Accounting Standards Board for a one-time reclassification of securities. The securities had an unrealized gain of $42,124.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer, except for mortgage-backed securities issued by U.S. Government agencies and corporations.

Investment securities with an amortized cost of $990,117 and estimated fair value of $994,800, at December 31, 1996, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

Note 4 - Loans
Major categories of loans included in the loan portfolio are:

                                                    December 31,
------------------------------------------------------------------------------
                                               1996         1995         1994
------------------------------------------------------------------------------
Commercial:
Agricultural                            $24,494,999  $21,680,676  $19,995,941
Other                                    21,404,746   19,513,517   16,106,055
                                         -----------  ------------------------
                                        $45,899,745  $41,194,193  $36,101,996
Real estate:
Agricultural                            $16,441,788  $15,062,096  $15,366,238
Commercial                               33,058,518   26,838,176   25,649,425
Residential                              64,669,525   59,186,926   53,885,349
                                         -----------  ------------------------
                                       $114,169,831 $101,087,198  $94,901,012

Installment                             $14,590,185  $13,301,405  $11,650,458
                                         -----------  ------------------------
Unsecured loans                            $554,677     $489,238     $495,514
                                         -----------  ------------------------
Total loans receivable                 $175,214,438 $156,072,034  $143,148,980
Allowance for credit losses              (2,506,728)  (2,319,101)   (2,079,007)
                                         ----------- ------------ ------------
NET LOANS RECEIVABLE                   $172,707,710 $153,752,933  $141,069,973
                                         ===========  ===========  ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Final loan maturities and rate sensitivity of the loan portfolio, excluding unsecured loans, at December 31, 1996, are as follows:

                                Within        One -        After
(In thousands)                One Year   Five Years   Five Years        Total
------------------------------------------------------------------------------
Commercial and installment     $48,262      $11,988         $240      $60,490
Real estate                     97,854       16,316            0      114,170
                            -----------  -----------   ----------    ---------
TOTAL                         $146,116      $28,304         $240     $174,660
                            ===========  ===========  ===========  ===========

All loans with a maturity greater than one year are at fixed interest rates.

Nonaccrual loans totaled $3,313,363, $1,169,136 and $1,985,369 at December 31, 1996, 1995 and 1994, respectively. The reduction in interest income associated with nonaccrual loans is as follows:

                                       Year Ended December 31,
------------------------------------------------------------------------------
                                               1996         1995         1994
------------------------------------------------------------------------------
Income in accordance with
     original loan terms                   $302,466     $192,250     $202,293
Income recognized                           197,091      196,453      133,772
                                         -----------  ----------- ------------
REDUCTION (INCREASE) IN INTEREST INCOME    $105,375      $(4,203)     $68,521
                                         ===========  ===========  ===========

Information concerning the Company's investment in impaired loans is as follows:
                                                    Year Ended December 31,
------------------------------------------------------------------------------
                                                            1996         1995
------------------------------------------------------------------------------
Total investment in impaired loans                    $2,493,985     $821,561
Loans not requiring an allowance                       1,535,628      456,254
Loans requiring a related allowance                      958,357      365,307
Related allowance                                       (129,217)    (131,877)
Average investment in impaired loans during the year   2,272,191    1,224,260
Interest income recognized on a cash basis               137,762      118,891

Changes in the allowance for credit losses were as follows:

                                                    Year Ended December 31,
------------------------------------------------------------------------------
                                               1996         1995         1994
------------------------------------------------------------------------------
Balance - beginning of year              $2,319,101   $2,079,007   $1,703,688
Charge-offs                                 (56,199)    (129,013)    (163,561)
Recoveries                                   33,826      169,107       45,880
Provision charged to operations             210,000      200,000      493,000
                                         -----------  ------------------------
BALANCE - END OF YEAR                    $2,506,728   $2,319,101   $2,079,007
                                         ===========  ===========  ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - PREMISES AND EQUIPMENT
Premises and equipment are summarized as follows:

                                                    December 31,
------------------------------------------------------------------------------
                                               1996         1995         1994
------------------------------------------------------------------------------
Land                                       $479,755     $416,327     $416,327
Buildings and improvements                2,845,622    2,839,486    2,830,503
Furniture and fixtures                    2,111,525    1,991,155    1,860,288
                                         -----------  ------------------------
                                         $5,436,902   $5,246,968   $5,107,118
Less:  Accumulated depreciation          (2,476,365)  (2,208,694)  (1,944,957)
                                         -----------  ------------------------
NET                                      $2,960,537   $3,038,274   $3,162,161
                                         ===========  ===========  ===========

NOTE 6 - INTEREST-BEARING DEPOSITS
Interest-bearing deposits consisted of the following:

                                                    December 31,
------------------------------------------------------------------------------
                                               1996         1995         1994
------------------------------------------------------------------------------
NOW accounts                             $9,590,972   $9,345,126   $9,513,319
Savings accounts                         16,179,148   16,908,964   18,831,709
Money market accounts                    29,104,066   25,775,384   20,985,443
Certificates of deposit                  62,376,451   60,672,654   57,544,930
Time deposit open accounts               17,088,237   17,037,816   16,010,486
                                        -----------  ------------------------
TOTAL                                  $134,338,874 $129,739,944 $122,885,887
                                        ===========  ===========  ===========

The following table shows the maturity distribution of certificates of deposit and time deposit open accounts:

                                                    December 31,
------------------------------------------------------------------------------
(In thousands)                                 1996         1995         1994
------------------------------------------------------------------------------
Within one year                             $39,595      $56,903      $49,575
One to two years                             36,700       15,473       17,631
Two to three years                            2,289        3,999        4,234
Three to four years                             645          974        1,834
Over four years                                 236          361          281
                                         -----------  ------------------------
 TOTAL                                      $79,465      $77,710      $73,555
                                         ===========  ===========  ===========

Certificates of deposit and time deposit open accounts issued in amounts of $100,000 or more totaled $13,493,887, $12,327,501 and $12,041,328 at December
31, 1996, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INCOME TAXES
The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)                                 1996         1995         1994
------------------------------------------------------------------------------
Current:      Federal                          $774         $541         $615
              State                             189          127          144
                                         -----------  ------------------------
                                               $963         $668         $759
                                         -----------  ------------------------
Deferred:     Federal                          $(91)        $(62)        $(90)
              State                             (25)         (11)         (61)
              Other                               0            0          (82)
                                         -----------  ------------------------
                                              $(116)        $(73)       $(233)
                                         -----------  ------------------------
TOTAL PROVISION FOR INCOME TAXES               $847         $595         $526
                                         ===========  ===========  ===========

Other represents 1993's deferred state income tax charges that were not recorded because they were considered immaterial.

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:
                                   1996            1995           1994
------------------------------------------------------------------------------
(In thousands)                   Amount       %  Amount      %  Amount      %
------------------------------------------------------------------------------
Tax at statutory
 federal income tax rate          $1,097     34%    $911    34%    $921    34%
Increase (decrease)
 in tax resulting  from:
    Tax-exempt income               (374)   (12)    (394)  (15)    (403)  (15)
    State income tax,
     net of federal tax benefit      109      3       77     3        0     0
    Other, net                        15      1        1     0        8     0
                                   -----   -----   -----  -----   -----  -----
        APPLICABLE INCOME TAXES     $847     26%    $595    22%    $526    19%
                                   =====   =====   =====  =====   =====  =====

The net deferred tax asset in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

(In thousands)                                1996         1995         1994
------------------------------------------------------------------------------
Deferred tax assets:
Allowance for credit losses                    $896         $824         $722
Unrealized losses on available-for-sale
   securities                                    23            0           83
State tax net operating loss carryforward        88           88           81
Interest receivable on nonaccrual loans          61           18           41
Other                                            25           15           18
                                         -----------  ------------------------
Gross deferred tax assets                    $1,093         $945         $945
Valuation allowance                             (88)         (88)         (81)
                                         -----------  ------------------------
Total deferred tax assets                    $1,005         $857         $864
                                         -----------  ------------------------
Deferred tax liabilities:
Accumulated depreciation on fixed assets       $156         $162         $160
State income taxes                               54           44           45
Unrealized gains on available-for-sale securities 0            8            0
Accretion                                        28            7            5
                                         -----------  ------------------------
Total deferred tax liabilities                 $238         $221         $210
                                         -----------  ------------------------
NET DEFERRED TAX ASSET                         $767         $636         $654
                                         ===========  ===========  ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SHORT-TERM BORROWINGS
                                                    December 31,
------------------------------------------------------------------------------
                                              1996         1995         1994
------------------------------------------------------------------------------
Notes payable                           $25,839,963  $23,309,938  $18,267,500
U.S. Treasury demand notes                  278,874       53,257      148,770
Current maturities of
 long-term borrowings                     3,111,913            0        5,898
                                         -----------  ------------------------
TOTAL SHORT-TERM BORROWINGS             $29,230,750  $23,363,195  $18,422,168
                                         ===========  ===========  ===========

At December 31, 1996, the Company had $11,097,037 of unused lines of credit with banks to be drawn upon as needed.

NOTE 9 - LONG-TERM BORROWINGS
                                                    December 31,
------------------------------------------------------------------------------
                                              1996         1995         1994
------------------------------------------------------------------------------
Note dated in 1996, with Federal Home
 Loan Bank of Chicago, monthly interest
 due at an annual rate of 5.94%,
 principal due and payable March 18, 1998. $3,000,000          $0           $0

Note dated in 1996, with Federal Home
 Loan Bank of Chicago, monthly interest
 due at an annual rate of 6.02%,
 principal due and payable
 December 27, 1999.                        2,200,000            0            0

Note dated in 1996, with Federal Home
 Loan Bank of Chicago, monthly interest
 due at an annual rate of 6.51%,
 principal payments in the amounts of
 $94,000, $79,000, $83,000 and
 $1,118,500 due and payable December 27,
 2003, 2007, 2010 and 2011, respectively.  1,374,500            0            0

Note dated in 1995, with Federal Home
 Loan Bank of Chicago, monthly
 interest due at an annual rate
 of 6.04%, principal due and
 payable July 20, 1997.                    3,000,000    3,000,000            0

Note dated in 1992, with AgriBank, FCB,
 quarterly interest due at an annual
 rate of 6.30%, principal due and
 payable September 22, 1997.                  63,000       63,000       63,000

Note dated in 1996, interest rate of
 8%, principal payment in the amount
 of $20,000 due January 2, 1997.
 Remaining balance due in eleven
 installments of $3,500 through 1997,
 then monthly installments of $1,092
 through 2011.                               156,000            0            0

Note dated in 1985, interest rate of
 11%, due in monthly installments of
 $1,212 through 1995.                              0            0        5,898
                                         -----------  ------------------------
                                          $9,793,500   $3,063,000      $68,898
Less current maturities                    3,111,913            0        5,898
                                         -----------  ------------------------
TOTAL LONG-TERM BORROWINGS                $6,681,587   $3,063,000      $63,000
                                         ===========  ===========  ===========

The notes payable to AgriBank, FCB and Federal Home Loan Bank of Chicago are secured by agricultural loans and residential mortgages, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - EMPLOYEE BENEFIT PLANS
As of July 1, 1994, the Company adopted a 401(k) profit sharing plan and amended its existing money purchase pension plan. The plans essentially cover all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

     * Participating employees may annually contribute up to 10% of their compensation.
     * The Company will contribute 50% of each employee contribution up to a maximum Company contribution of 2%. Employee contributions above 4% do not receive any matching contribution.
     * The Company may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 4% for 1996, 1995 and 1994.

In addition, the amended money purchase plan generally provides for employer contributions of 4% of each participant's compensation.

The Company provides no post retirement benefits to employees except for the 401(k) profit sharing plan and the money purchase pension plan discussed above which are currently funded. The Company expensed contributions of $244,433, $237,373 and $205,064 for the years 1996, 1995 and 1994, respectively.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF - BALANCE SHEET RISK
The Company and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Company and its subsidiaries have in particular classes of financial instruments.

The exposure of the Company and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. The Company and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. The Company and its subsidiaries require collateral or other security to support financial instruments with credit risk.

------------------------------------------------------------------------------
                                                      Contract or
                                                     Notional Amount   Secured
   (In thousands)                                   December 31, 1996  Portion
------------------------------------------------------------------------------
Financial instruments whose
 contract amounts represent credit risk:
   Commitments to extend credit                          $14,049      $10,437
   Standby letters of credit and
   financial guarantees written                              724          724

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the bank to
guarantee the performance of a customer to a third party.   Those guarantees
are primarily issued to support commercial business transactions. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - RELATED PARTY TRANSACTIONS
At December 31, 1996, 1995 and 1994 certain Company subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to the Company and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.
Other changes reflects the sale of a participated loan and a guaranty by an insider.
                                       December 31,         1996
------------------------------------------------------------------------------
                                                 New            Other   Ending
(In thousands)                   1994    1995   Loans  Payments Changes Balance
------------------------------------------------------------------------------
Aggregate related party loans   $1,239  $1,503   $339   $(282)  $(145) $1,415
                                ======  ======  =====   ======  ====== ======

NOTE 13 - PARENT COMPANY ONLY INFORMATION
Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. for the years 1996, 1995 and 1994. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

DENMARK BANCSHARES, INC.               Statements of Financial Condition
                                                    December 31,
------------------------------------------------------------------------------
(In thousands)                                 1996         1995         1994
------------------------------------------------------------------------------
Assets
Cash in banks                                  $438         $323         $324
Due from nonbanking subsidiary                    0            0            6
Investment
Banking subsidiary                           18,909       17,445       15,493
Nonbanking subsidiaries                       3,813        3,284        2,930
Real estate loans (less allowance for credit
losses of $61, $61 and $59, respectively)     1,262        1,576        3,175
Fixed assets (net of depreciation
of $523, $415 and $308)                       1,784        1,827        1,924
Other assets                                     37           39           41
                                         -----------  ------------------------
TOTAL ASSETS                                $26,243      $24,494      $23,893
                                         ===========  ===========  ===========
Liabilities
Accrued expenses                                $28          $28          $44
Dividends payable                               302          275          249
Note payable - unrelated bank                     0            0        1,000
Note payable - individual                         0            0            6
                                         -----------  ------------------------
Total Liabilities                              $330         $303       $1,299
                                         -----------  ------------------------
Stockholders' Equity
Common stock                                $10,169      $10,197      $10,336
Paid-in capital                                  37           37           37
Retained earnings                            15,748       13,960       12,413
Unrealized (loss) on securities
 available-for-sale,
 net of applicable deferred income taxes        (41)          (3)        (192)
                                         -----------  ------------------------
Total Stockholders' Equity                  $25,913      $24,191      $22,594
                                         -----------  ------------------------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                       $26,243      $24,494      $23,893
                                         ===========  ===========  ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       DENMARK BANCSHARES, INC.
                                         Statements of Income


                                              For the Years Ended December 31,
------------------------------------------------------------------------------
(In  thousands)                                1996         1995         1994
------------------------------------------------------------------------------
Income
Interest income from loans                     $113         $175         $242
Other interest income                            14           18           12
Dividend income from banking subsidiary         500            0            0
Dividend income - nonrelated                      0            0            2
Rental income from banking subsidiary           150          150          150
Rental income from nonbanking subsidiary          6            6            6
                                         -----------  ------------------------
Total Income                                   $783         $349         $412
Expenses
Management fees to banking subsidiary          $120         $120         $120
Interest expense                                  0           51           74
Provision for credit losses                       0            2           15
Depreciation                                    107          107          107
Investment security losses                        0            0            4
Other operating expenses                        118          103          117
                                         -----------  ------------------------
Total Expenses                                 $345         $383         $437

Income (loss) before income taxes and
undistributed income of subsidiaries           $438         $(34)        $(25)
Income tax (benefit) expense                    (12)           1            3
Income (Loss) Before Undistributed
  Income of Subsidiaries                       $450         $(35)        $(28)
Equity in Undistributed Income of Subsidiaries
  Banking subsidiary                          1,501        1,764        1,935
  Nonbank subsidiaries                          429          354          275
                                         -----------  ------------------------
NET INCOME                                   $2,380       $2,083       $2,182
                                         ===========  ===========  ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DENMARK BANCSHARES, INC.
                           Statements of Cash Flows

                                              For the Years Ended December 31,
------------------------------------------------------------------------------
(In thousands)                                 1996         1995         1994
------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income                                   $2,380       $2,083       $2,182
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation                                    107          107          107
Provision for credit losses                       0            2           15
Loss from sales of available-for-sale securities  0            0            4
Equity (earnings) of banking subsidiary      (2,001)      (1,764)      (1,935)
Equity (earnings) of nonbanking subsidiaries   (429)        (354)        (275)
Dividend from banking subsidiary                500            0            0
Decrease (increase) in other assets               0            3          (17)
(Decrease) increase in accrued expenses           0          (15)           7
                                         -----------  ------------------------
   Net Cash Provided by Operating Activities   $557          $62          $88
Cash Flows from Investing Activities:
Proceeds from sales of available-for-sale
 securities                                      $0           $0          $48
Investment in nonbanking subsidiary            (100)           0            0
Loan repayments by nonbanking subsidiary          0            6           13
Capital expenditures                            (64)          (9)          (1)
Net decrease (increase) in real estate loans    314        1,596         (127)
                                         -----------  ------------------------
   Net Cash Provided (Used) by
 Investing Activities                          $150       $1,593         $(67)
Cash Flows from Financing Activities:
Debt repayment                                   $0      $(1,006)        $(13)
Treasury stock proceeds                          10           10          173
Treasury stock purchases                        (38)        (149)         (67)
Dividends paid                                 (564)        (511)        (456)
                                         -----------  ------------------------
    Net Cash Used by Financing
    Activities                                $(592)     $(1,656)       $(363)
                                         -----------  ------------------------
Net Increase (Decrease) in Cash                $115          $(1)       $(342)
Cash, beginning                                 323          324          666
                                         -----------  ------------------------
CASH, ENDING                                   $438         $323         $324
                                         ===========  ===========  ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments
For cash and short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities
For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable
The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities
The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings
Rates currently available to the bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit, and Financial Guarantees Written
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The estimated fair values of the Company's financial instruments are as follows:

                                          December 31, 1996
------------------------------------------------------------------------------
 (In thousands)                        Carrying Amount Fair Value
------------------------------------------------------------------------------
Financial Assets
Cash and short-term investments              $7,001       $7,001
Investment securities                        28,620       30,194
Loans                                       175,214      170,314
Less:   Allowance for credit losses          (2,507)            -
                                         -----------  -----------
TOTAL                                      $208,328     $207,509
                                         ===========  ===========
Financial Liabilities
Deposits                                   $150,417     $151,230
Borrowings                                   35,912       36,104
                                         -----------  -----------
TOTAL                                      $186,329     $187,334
                                         ===========  ===========
Unrecognized Financial Instruments
Commitments to extend credit                $14,049      $14,049
Standby letters of credit and
 financial guarantees written                   724          724
                                         -----------  -----------
TOTAL                                       $14,773      $14,773
                                         ===========  ===========

                         MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("Company"), is intended as a review of significant factors affecting the Company's consolidated results of operations during the three-year period ended December 31, 1996, and the Company's consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. The Company's subsidiaries are the Denmark State Bank ("Bank"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

RESULTS OF OPERATIONS
The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for the Company on a consolidated basis during the most recent three fiscal years:

                                                               Percent
                                                          Increase (Decrease)
                                    1996     1995     1994  1996/95  1995/94
                              ------------------------------------------------
     (In thousands)

Interest income                  $16,073  $14,882  $12,828      8.0%    16.0%
Interest expense                   8,152    7,639    5,401      6.7     41.4
Net interest income                7,921    7,243    7,427      9.4     (2.5)
Provision for credit losses          210      200      493      5.0    (59.4)
Noninterest income                   589      568      625      3.7     (9.1)
Noninterest expense                5,073    4,933    4,851      2.8      1.7
Net income                         2,380    2,083    2,182     14.2     (4.5)

Earnings Performance
The Company recorded net income of $2,379,565 in 1996. This represents an increase of $296,292, or 14.2% compared to 1995 earnings. The increase in net income is primarily attributable to higher net interest income and noninterest income which increased by $677,566 and $20,896 respectively. These items more than offset higher noninterest expenses and income taxes which increased by $140,338 and $251,832 respectively. The increase in net interest income is primarily the result of higher average earning assets. Average earning assets increased by $14.1 million during 1996 compared to 1995. Loan growth accounted for much of this increase as average loans increased by $12.7
million or 8.4%.   FDIC insurance premiums declined by $154,328.  This
reduction helped contain the increase to total noninterest expenses for 1996 to $140,338 or 2.8%.

The increase in net income in 1996 followed a decrease of $98,321, or 4.5% in 1995 compared to 1994 earnings. The decrease in net income was primarily attributable to lower net interest income and noninterest income and higher noninterest expenses and income taxes. Net interest income was adversely affected during 1995 because the increase in cost of funds was substantially greater than the increase in yield on earning assets.

Return on average assets for the Company was 1.19% in 1996, compared to 1.13% in 1995 and 1.28% in 1994.

On a per share basis, net income was $86.52 in 1996 compared with $75.65 in 1995 and $78.98 in 1994. Return on average equity in 1996 was 9.49% compared to 8.95% and 9.99% in 1995 and 1994 respectively. Average stockholders' equity increased 7.7% during 1996 compared to 1995. The earnings growth of 14.2% outpaced the growth of average equity and resulted in a higher return on average equity during 1996. During 1995, the growth of average equity combined with the earnings decline resulted in a lower return on average equity.

MANAGEMENTS' DISCUSSION AND ANALYSIS

Net Interest Income
Net interest income is the largest component of the Company's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest bearing liabilities outstanding.

Net interest income increased 9.4%, or $677,566 from 1995 to 1996. The increase is primarily attributable to higher average earning assets which generated additional interest income of $1,171,857. This more than offset the increased interest expense of $661,491 resulting from higher average interest-bearing liabilities. An increase in the Company's net interest income spread from 3.24% in 1995 to 3.29% in 1996 also contributed to higher net interest income. Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities.

Net interest income decreased 2.5%, or $183,531 from 1994 to 1995. The decrease was attributable to a decline in the Company's net interest income spread from 3.93% in 1994 to 3.24% in 1995. The average yield on earning assets increased by 48 basis points while the average cost of funds increased by 117 basis points. The decrease in net interest income spread resulted in a decrease in net interest income of $905,387. This more than offset the increase in net interest income of $721,856 resulting primarily from the higher volume of earning assets.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

                                                 Year Ended December 31,
                              ------------------------------------------------
                                            1996                  1995
                              ------------------------------------------------
                                            Increase            Increase
                                       (Decrease Due to)   (Decrease) Due to
(In Thousands)                             Change In            Change In
                              ------------------------------------------------
Interest income:
Loans                             $1,094    $74  $1,168  $1,228   $793 $2,021
Taxable securities                   105    (18)     87     (92)    50    (42)
Nontaxable securities                (41)   (32)    (73)    106    (92)    14
Federal funds sold                    14     (5)      9      17     44     61
                                 ------- ------- -------------- --------------
Total interest income             $1,172    $19  $1,191  $1,259   $795 $2,054
                                 ------- ------- -------------- --------------
Interest expense:
NOW accounts                          $8    $(8)     $0     $(1)   $(5)   $(6)
Savings accounts                     (29)   (27)    (56)    (59)    24    (35)
Money market accounts                235   (131)    104     169    458    627
Certificates and other time deposits 195    186     381      30    807    837
Other borrowed funds                 252   (168)     84     399    416    815
                                  ------- ------- -------------- --------------
Total interest expense              $661  $(148)   $513    $538 $1,700 $2,238
                                  ------- ------- -------------- --------------
Net interest income                 $511   $167    $678    $721  $(905) $(184)
                                  ====== ======= ============== ==============

For purposes of the above table, changes which are not due solely to volume or rate have been allocated to rate.

MANAGEMENT DISCUSSION AND ANALYSIS

The Company's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:
                                          1996                         1995                         1994
                            -----------------------------  ----------------------------  --------------------------
(In thousands)                Average   Income    Average   Average    Income   Average   Average    Income     Average
                               Daily     and     Yield or    Daily       and   Yield or    Daily        and    Yield or
                              Balance   Expense    Rate     Balance    Expense   Rate     Balance    Expense      Rate
                             --------- -------    -------   -------    -------  -------   -------    -------   --------
ASSETS
Interest-earning assets:
Taxable loans                $162,563   $14,116    8.68%   $150,036   $12,957    8.64%   $134,910   $10,937    8.11%
Nontaxable loans                  287        17    5.92%        145         8    5.52%        122         6    4.92%
                             ---------  -------    -----    -------   -------    ----    -------    -------    -----
Total Loans                  $162,850   $14,133    8.68%   $150,181   $12,965    8.63%   $135,032   $10,943    8.10%
                             ---------  -------    -----    -------   -------    -----   -------    -------    -----
Taxable securities             $9,639      $572    5.93%     $7,952      $485    6.10%     $9,582      $527    5.50%
Nontaxable securities          16,767     1,224    7.30%     17,306     1,297    7.49%     15,985     1,284    8.03%
                             ---------  -------    -----    -------   -------    -----    -------   -------    -----
Total Securities              $26,406    $1,796    6.80%    $25,258    $1,782    7.06%    $25,567    $1,811    7.08%
                             ---------  -------    -----    -------   -------    -----    -------   -------    -----
Federal funds sold             $2,647      $144    5.44%     $2,401      $135    5.62%     $1,940       $74    3.81%
                             ---------  -------    -----    -------   -------    -----    -------   -------    -----
Total Earning Assets         $191,903   $16,073    8.38%   $177,840   $14,882    8.37%   $162,539   $12,828    7.89%
                             ---------  -------    -----    -------   -------    -----    -------   -------    -----
Noninterest-earning assets
Cash and due from banks        $4,677                        $4,167                        $4,119
Allowance for credit losses    (2,414)                       (2,204)                       (1,972)
Premises and equipment          3,030                         3,107                         3,244
Other assets                    2,171                         2,060                         1,956
                             ---------                      --------                     ---------
TOTAL ASSETS                 $199,367                      $184,970                      $169,886
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
NOW accounts                   $8,959      $180    2.01%     $8,569      $180    2.10%     $8,634       $186    2.15%
Savings accounts               16,911       428    2.53%     17,977       483    2.69%     20,282        518    2.55%
Money market accounts          27,383     1,250    4.56%     22,719     1,146    5.04%     16,511        519    3.14%
Time deposits                  78,608     4,613    5.87%     75,149     4,233    5.63%     74,486      3,396    4.56%
Other borrowed funds           28,408     1,681    5.92%     24,538     1,597    6.51%     16,253        782    4.81%
                              --------   ------    -----    -------   -------    -----    -------    -------    -----
Total Interest-Bearing
   Liabilities               $160,269    $8,152    5.09%   $148,952    $7,639    5.13%   $136,166     $5,401    3.96%
                             ---------   ------    -----    -------   -------    -----    -------    -------    -----
Noninterest-bearing liabilities and stockholders' equity:
Demand deposits               $12,393                       $11,230                       $10,588
Other liabilities               1,641                         1,517                         1,286
Stockholders' equity           25,064                        23,271                        21,846
                              -------                       -------                       -------
TOTAL LIABILITIES
 AND STOCKHOLDERS' EQUITY    $199,367                      $184,970                      $169,886
                             ========                      ========                      ========
   Net interest income
   and rate spread                      $7,921      3.29%              $7,243    3.24%              $7,427      3.93%
                                        =======     =====              =======   =====             =======      =====

For purposes of the above table, nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.

MANAGEMENTS' DISCUSSION AND ANALYSIS

Noninterest Income
Total noninterest income increased by $20,896 in 1996. The increase is primarily the result of higher service fees and commissions which more than offset the loss on investment securities. Commissions on the sales of mutual funds and insurance products increased by $55,487 primarily as a result of hiring an additional investment representative in mid 1995. Overdraft fees increased $49,231 as a result of a fee increase implemented during the first quarter of 1996. Service charges on deposit accounts decreased by $14,416 as the Bank offered a fee free checking account in order to attract additional demand deposit accounts. The Bank took a write-down against 1996 income of $37,500 on a municipal security that defaulted on its latest interest payment. The par value of the security is $75,000. Pending the outcome of ongoing litigation between the municipality and the trustee representing the bondholders, the Bank may need to take an additional write-down or it may recover some of the amount previously expensed. The Bank also realized a loss on securities of $21,148 when it sold all of its investment in a mutual fund that invested in indexed government securities.

Total noninterest income decreased by $56,917 in 1995. The decrease was primarily the result of a decline in investment security gains of $21,665, lower commissions on the sales of mutual funds and insurance products, which declined by approximately $18,000, and a decline in real estate appraisal fees, which dropped by approximately $14,000. Service charges, overdraft fees and other fees were relatively unchanged during 1995 compared to 1994. The gain during 1994 was from the sale of an equity security.

The following table sets forth certain items of noninterest income:
                              ------------------------------------------------
                                                               Percent
                                                          Increase (Decrease)
(In thousands)                     1996     1995     1994   1996/95  1995/94
                              ------------------------------------------------
Noninterest income:
Service fees and commissions        $511     $421     $443   21.4%    (5.0)%
Investment security (losses) gains   (58)       0       21    0.0   (100.0)
Other                                136       47       61   (7.5)    (8.7)
                                  ------   ------   ------   ------   ------
Total noninterest income            $589     $568     $625    3.7%    (9.1)%
                                  ======   ======   ======   ======   ======

Noninterest Expense
Salaries and employee benefits expense increased $231,881, or 7.8% in 1996. The increase is attributable to the hiring of additional staff and to regular salary increases. Occupancy expenses increased $29,718, or 5.6%. This increase is primarily the result of increased costs associated with investment in technology by the Bank. The Denmark location installed a local area network to improve efficiency within the office. A voice response unit was purchased to provide 24 hour telephone access for customers. Each office purchased hardware and software to automate the process of preparing loan documents. FDIC insurance expense decreased by $154,328 as a result of lower premium rates assessed against banks. Marketing expenses increased $34,675 as the bank promoted checking accounts and checking related products such as check cards and telephone banking services in order to increase the deposit base.

Total noninterest expense increased by $82,174, or 1.7% in 1995. Salaries and employee benefits expense increased by $206,266, or 7.4%. The increase to salaries and employee benefits was the result of additional staff and regular salary increases. FDIC insurance costs decreased by $161,922 as a result of lower premium rates assessed against banks.

The following table sets forth certain items of noninterest expense:
                              ------------------------------------------------
                                                                 Percent
                                                           Increase (Decrease)
(In thousands)                       1996     1995     1994  1996/95  1995/94
                              ------------------------------------------------
Noninterest expense:
Salaries and employee benefits     $3,212   $2,980   $2,774    7.8%      7.4%
Occupancy expenses                    570      540      548    5.6      (1.5)
FDIC insurance assessment               2      156      318  (98.7)    (50.9)
Data processing expenses              272      257      255    5.8       0.8
Marketing expenses                    193      158      153   22.2       3.3
Directors and committee fees          168      159      152    5.7       4.6
Other operating expenses              656      683      651   (4.0)      4.9
                                   ------   ------   ------   ------   ------
Total noninterest expense          $5,073   $4,933   $4,851    2.8%      1.7%
                                   ======   ======   ======   ======    =====

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION
The following table sets forth certain assets and liabilities of the Company on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):
                                                             Percent Increase
                                                                 (Decrease)
(In thousands)                      1996      1995     1994    1996/95 1995/94
------------------------------------------------------------------------------
Federal funds sold                  $937    $6,900   $2,275    (86.4)%  203.3%
Investment securities             28,620    25,650   25,398       11.6    1.0
Loans                            175,214   156,072  143,149       12.3    9.0
Allowance for credit losses       (2,507)   (2,319)  (2,079)       8.1   11.5
Total assets                     213,714   196,877  179,254        8.6    9.8
Deposits                         150,417   144,818  137,000        3.9    5.7
Other  borrowed funds             35,912    26,426   18,485       35.9   43.0
Stockholders' equity              25,913    24,190   22,594        7.1    7.1

Total assets at December 31, 1996, were $213.7 million. This represents an increase of $16.8 million, or 8.6% over year end 1995. This followed an increase of $17.6 million, or 9.8% at December 31, 1995, compared to year end 1994. Management attributes the growth during 1996 and 1995 to strong loan demand. Total loans outstanding at December 31, 1996, were $175.2 million compared to $156.1 million and $143.1 million at year end 1995 and 1994, respectively. Total loans grew $19.1 million or 12.3% during 1996. This followed an increase of $12.9 million or 9.0% during 1995. The loan growth was funded primarily through deposit growth and by an increase in other borrowed funds.

At December 31, 1996, the Company had total stockholders' equity of $25.9 million, an increase of $1.7 million, or 7.1% over year end 1995. The book value per share at December 31, 1996, was $943 compared with $879 and $817 per share at year end 1995 and 1994 respectively.

Investments
Investment balances in various categories at the end of each of the last three years were as follows:
                                                December 31,
                                 ---------------------------------------------
                                   1996            1995           1994
 (In thousands)                 Amortized        Amortized     Amortized
                                           Fair           Fair          Fair
                                    Cost   Value    Cost  Value    Cost Value
                                 ------- ------- -------------- --------------
Mortgage-backed securities        $9,563  $9,500  $7,457 $7,485  $5,684 $5,397
State and municipal securities    17,667  19,241  16,320 18,035  18,120 18,634
Other securities                   1,453   1,453   1,868  1,846   1,864  1,790
                                 ------- ------- -------------- --------------
TOTAL                            $28,683 $30,194 $25,645$27,366 $25,668$25,821
                                 ======= ======= ============== ==============
Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

The investment securities portfolio is structured to provide the Company with adequate liquidity by purchasing readily marketable securities. At December 31, 1996, investment securities totaled $28.6 million, an increase of $3 million, or 11.6% over December 31, 1995. This followed an increase at year end 1995, of $.3 million, or 1.0% over December 31, 1994. The carrying value at December 31, 1996, includes $63,243 of net unrealized losses on available-for-sale securities compared to $5,072 of net unrealized gains at year end 1995. The net unrealized gains of the held-to-maturity securities amounted to $1,574,278 as of December 31, 1996, compared to $1,714,560 at year end 1995.

MANAGEMENTS' DISCUSSION AND ANALYSIS

The following table shows the maturities of investment securities at December 31, 1996, and the weighted average yields of such securities:

                           Mortgage-backed  State and Municipal
                           Securities         Securities           Equity Securities  Total Securities
                           Amortized          Amortized          Amortized          Amortized
(In thousands)                 Cost     Yield     Cost     Yield     Cost    Yield       Cost      Yield
                            ------------------  ----------------- -----------------  --------------------

Due in one year or less      $1,150     5.33%    $1,018     9.48%  $1,453    5.87%     $3,621      6.57%
Due from one to five years    5,482     6.04%     4,334     9.38%       -       -       9,816      7.52%
Due from six to ten years       700     6.95%     6,092     7.26%       -       -       6,792      7.23%
Due after ten years           2,231     7.18%     6,223     5.84%       -       -       8,454      6.19%
                             ------     -----   -------     -----  ------    -----    --------     -----
TOTAL                        $9,563     6.29%   $17,667     7.41%  $1,453    5.87%    $28,683      6.93%
                             ======     =====   =======     =====  ======    =====    ========     =====

Yields on tax exempt securities have not been computed on a tax equivalent basis. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Stocks and other securities having no stated maturity have been included in "Due in one year or less" in the table above. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

The following table shows the average balance and tax equivalent yield for each of the last three years:

                                       Year Ended December 31,
                              ------------------------------------------------
                                        1996           1995          1994
                                 --------------- -------------- --------------
                                 Average        Average        Average
                                 Balance Yield  Balance Yield  Balance  Yield
                                --------------  -------------- ------- -------
Taxable securities               $9,639  5.93%   $7,952  6.10%  $9,582   5.50%
Nontaxable securities            16,767 11.06%   17,306 11.36%  15,985  12.17%
                                --------------  -------------- ------- -------
TOTAL                           $26,406  9.19%  $25,258  9.70% $25,567   9.67%
                                ==============  ============== ======= =======

The weighted average tax equivalent yield declined during 1996 as higher yielding securities that matured or were called were replaced with lower yielding securities of substantially the same quality.

The Bank reduced its federal funds sold (unsecured loans of immediately available funds to correspondent banks for one business day) by $5,963,000 at December 31, 1996, compared to year end 1995, to provide funds for higher yielding and longer term investments and to fund loan growth.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer, except for mortgage-backed securities issued by U. S. Government agencies and corporations.

Loans
Total loans outstanding at the end of each of the last three years were as follows:
                                       December 31,
                             ------------------------------------
     (In thousands)               1996         1995         1994
                              ---------    ---------    ---------
     Real estate              $114,170     $101,087      $94,901
     Commercial                 45,900       41,194       36,102
     Installment                14,590       13,302       11,650
     Other                         554          489          496
                              ---------    ---------    ---------
          TOTAL               $175,214     $156,072     $143,149
                              =========    =========    =========

MANAGEMENTS' DISCUSSION AND ANALYSIS

The following sets forth the maturities of various categories of loans at December 31, 1996:
                                            Due from
                           Due in One         One to    Due after
                           Year or Less   Five Years   Five Years
(In thousands)
                              ---------    ---------    ---------
Real estate                    $97,854      $16,316           $0
Commercial                      40,791        5,041          133
Installment                      7,471        6,947          107
                              ---------    ---------    ---------
               TOTAL          $146,116      $28,304         $240
                              =========    =========    =========

All loans maturing over one year are at fixed interest rates.

Of the real estate loans shown in the above table, $65 million or 57% are residential mortgages, the Company's largest single category of loans. Approximately $51 million of these are one-year notes which are renewed annually, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. The remaining mortgages are fixed rate loans for three and five year terms. Virtually all of these notes amortize principal indebtedness over a ten to twenty-five year period, and are repriceable at fixed rates that generally follow prevailing longer term rates.

At December 31, 1996, $41 million or 23% of the Company's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Virtually all of these notes are written on a one-year basis, which allows the Company to review credit information and collateral values annually to ensure continued loan quality.

The Company does not make unsecured loans other than credit card advances, which aggregated $353,655 at December 31, 1996, or .20% of total loans outstanding, and personal reserve overdraft protection accounts, which aggregated $148,598 or .08% of total loans outstanding at December 31, 1996.

Nonaccrual loans totaled $3,313,363, $1,169,136 and $1,985,369 at December 31,
1996, 1995 and 1994 respectively.    Approximately $1.5 million of the total
nonaccrual loans at December 31, 1996, are real estate loans. Approximately half of these are secured by residential properties and half are secured by commercial properties. Approximately $1.6 million are commercial loans. Almost $700,000 of the commercial nonaccrual loans are to a single borrower. Management considers the loans to this borrower, which are secured by personal property, commercial real estate and residential real estate, well secured. The Company has no accruing loans that are past due 90 days or more. The Bank's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest, and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Therefore, the Company is aware of no potential problem loans that have not been placed on nonaccrual status. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against current earnings, and interest income thereafter is recorded only when received.

Impaired loans were $2,493,985 at December 31, 1996, compared to $821,561 at December 31, 1995. Impaired loans include some loans that are also considered nonaccrual and/or restructured. Impaired loans totaling $766,125, to a construction company and its owners, account for almost half of the increase in impaired loans at year end. Management considers the loans well secured. Partial liquidation of collateral is a strong possibility.

Management does not feel the substantial increases to nonaccrual and impaired loans at year end are indicative of a trend. However, in response to these increases, management intends in 1997 to increase the provision for loan losses by $140,000 in addition to the amount that will be added to reflect current charges and increases in loan volume.

Restructured loans at December 31, 1996, were $882,871 compared to $776,452 and $1,040,343 in 1995 and 1994 respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. All except one of the restructured loans involved the granting of a reduced interest rate. A loan, with a remaining balance of $166,679 as of December 31, 1996, was restructured during 1996. The restructuring involved the lengthening of the amortization period. The decline in restructured loans at year end 1995 is primarily the result of loans paid by a borrower from the sale of a business.

MANAGEMENTS' DISCUSSION AND ANALYSIS

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):
                                                    December 31,
                               -----------------------------------------------
                                       1996             1995        1994
                                 --------------- -----------------------------
(In thousands)                         % of Total      % of Total   % of Total
                                 Amount  Loans   Amount  Loans  Amount   Loans
                                --------------  -------------- ------- -------
Nonaccrual loans (1)             $3,313   1.89%  $1,169  0.75%  $1,985   1.39%
Restructured loans (2)              299   0.17      501  0.32      549   0.38
                                --------------  -------------- ------- -------
Total                            $3,612   2.06%  $1,670  1.07%  $2,534   1.77%
                                ==============  ============== ======= =======
Other real estate owned             $0              $0             $20
                                =======         =======         ======

(1) Includes impaired loans of $2,228,438 and $676,437 as of December 31, 1996 and 1995, respectively.
(2) Excludes restructured loans of $584,164, $275,962 and $491,465 as of the years ended December 31, 1996, 1995 and 1994, respectively, which are included with nonaccrual loans.

Allowance For Credit Losses
The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. These evaluations take into consideration a number of factors, including the Bank's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 1996, the Company's investment in impaired loans totaled $2,493,985. The investment in impaired loans that does not require a related allowance for credit losses amounted to $1,535,628 while the remaining impaired loans totaling $958,357 require a related allowance for credit losses of $129,217.

In 1996 the Company's provision for credit losses was $210,000 compared to $200,000 and $493,000 during 1995 and 1994 respectively. Net charge-offs were $22,373 for the year ended December 31, 1996, compared to net recoveries of $40,094 and net charge-offs of $117,681 for the years ended 1995 and 1994
respectively.   The ratio of allowance for credit losses to total loans at year end decreased from 1.49% at December 31, 1995, to 1.43% at December 31, 1996, as the total increase to the allowance amounting to $187,627 or 8.1% lagged loan growth of 12.3%.

The Company's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 2.92% at December 31, 1996, compared to 1.56% and 2.37% at December 31, 1995 and 1994, respectively.

The Company's portfolio is heavily concentrated in the Bank's three-county primary service area and would be subject to fluctuations in local economic conditions. The Company does have a concentration of agricultural-related loans amounting to approximately 23% of total loans as of December 31, 1996. The factors that influence the agricultural economy are complex and difficult to predict. Agricultural loans more than 30 days past due (including
nonaccrual loans) totaled $221,311 at December 31, 1996.   This represents
 .13% of total loans outstanding and 4.3% of the Company's total past due loans. During 1996 there were no charge-offs or recoveries on loans considered agricultural-related. Management does not believe that these risks associated with the Company's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 1996, of $2,506,728 (equal to 1.43% of the total loans) is adequate to cover credit risks in the loan portfolio.

MANAGEMENTS' DISCUSSION AND ANALYSIS

Changes in the allowance for credit losses in each of the three most recent years were as follows:
                                                   Year Ended December 31,
                                           -----------------------------------
                                             1996         1995         1994
                                          ----------  -----------  -----------
Balance - beginning of year              $2,319,101   $2,079,007   $1,703,688
                                          ----------  -----------  -----------
Charge-offs:
Real estate                                      $0       $2,650      $30,469
Installment                                   3,322       46,676       57,780
Credit cards and related plans                4,877        1,690          300
Commercial loans                             48,000       77,997       75,012
                                          ---------    ---------   -----------
                                            $56,199     $129,013     $163,561
                                          ----------  -----------  -----------
Recoveries:
Real estate                                  $5,019      $69,588      $15,314
Installment                                  24,527       27,298       22,731
Credit cards and related plans                  267          767        1,552
Commercial loans                              4,013       71,454        6,283
                                          ----------  -----------  -----------
                                            $33,826     $169,107      $45,880
                                          ----------  -----------  -----------
Net charge-offs (recoveries)                $22,373     $(40,094)    $117,681
                                          ----------  -----------  -----------
Provision charged to operations            $210,000     $200,000     $493,000
                                          ----------  -----------  -----------
Balance - end of year                    $2,506,728   $2,319,101   $2,079,007
                                         ===========  ===========  ===========
Ratio of net charge-offs (recoveries)
  during the year to average loans
  outstanding during the year                 0.01%       (0.03)%       0.09%
                                         ===========  ===========  ===========
 Ratio of allowance for credit losses
 to total loans at the end of year
loans at the end of year                      1.43%        1.49%        1.45%
                                         ===========  ===========  ===========

Charge-offs on loans have decreased the past two years. Charge-offs on installment loans decreased by $43,354 in 1996 compared to 1995. This followed a decrease in installment loan charge-offs from 1994 to 1995 amounting to $11,104. Installment loan charge-offs during 1995 included a loss of $26,000 to a single borrower. Charge-offs on commercial loans decreased by $29,997 in 1996 compared to 1995. The 1996 commercial loan charge-offs include a loss of $35,000 to a single borrower. Charge-offs on commercial loans increased slightly in 1995 compared to 1994. The 1995 charge-offs include a loss of $34,000 to a single borrower while the 1994 charge-offs include a loss of $67,000 to a single borrower. The Company does not expect future recovery from these three commercial borrowers.

Recoveries on loans decreased by $135,281 in 1996 compared to 1995. Recoveries on real estate loans during 1995 totaling $60,000 were from loans charged-off prior to 1990 on agricultural properties. The 1995 commercial loan recoveries include $48,000 from a single borrower whose loan was charged off during 1993.

MANAGEMENTS' DISCUSSION AND ANALYSIS

Deposits
At December 31, 1996, total deposits were $150,416,702, an increase of $5,598,933 or 3.9% compared to December 31, 1995. This followed an increase of $7,817,391 or 5.7% at December 31, 1995, compared to year end 1994. Average total deposits increased by $8,609,320 or 6.35% during 1996. The average balance of money market accounts increased by $4,662,693 or 20.5%. Certificates of deposit and other time deposits increased on average
$3,459,623 or 4.6%.   The average balance of noninterest-bearing checking
accounts increased by $1,162,801 or 10.4%.

Average total deposits increased by $5,142,930 or 3.9% during 1995 primarily as a result of an increase in money market accounts. The Company began offering money market accounts that pay interest at rates comparable to money market mutual funds during the fourth quarter of 1994 . The average balance of money market accounts increased by $6,208,627 or 37.6% during 1995. Some of this increase can be attributed to a shift by depositors from lower yielding passbook savings accounts. The average balance of passbook savings accounts decreased by $2,304,640 or 11.4%.

The following sets forth the daily weighted average balance of deposits during each of the last three years, together with the average rate paid on each category of interest-bearing deposits:
                                                Year Ended December 31,
                               -----------------------------------------------
                                     1996            1995          1994
                                 ----------------------------------------------
                                       Average         Average         Average
                                Average  Int    Average  Int   Average   Int
                                Amount   Rate   Amount   Rate  Amount    Rate
Interest-bearing accounts      --------------  -------------- ------- -------
(thousands)
NOW accounts                    $8,959  2.01%   $8,569  2.10%   $8,634   2.16%
Savings accounts                16,911  2.53%   17,977  2.69%   20,282   2.56%
Money market accounts           27,383  4.56%   22,719  5.05%   16,511   3.14%
Certificates of deposit         61,612  5.87%   58,697  5.57%   58,797   4.43%
Time deposit open accounts      16,996  5.92%   16,452  5.85%   15,689   5.04%
                                --------------  -------------- ------- -------
Total                         $131,861  5.09% $124,414  4.86% $119,913   3.85%
Noninterest-bearing
     demand accounts            12,393     N/A  11,230    N/A   10,588     N/A
                                --------------  -------------- ------- -------
Total deposits                $144,254        $135,644        $130,501
                              =========        ========       ========

The following table shows, as of December 31, 1996, the maturities of time certificates of deposit in amounts of $100,000 or more and other time deposits in amounts of $100,000 or more:

                                3 months    3 to 6  7 to 12    over 12
                                 Or Less    Months   Months     Months   Total
(In thousands)                  --------  -------- --------   ----------------
Certificates of deposit          $3,309      $383   $2,667     $4,335 $10,694
Other time deposits                   0       464      279      2,057   2,800
                                --------  -------- --------   ----------------
Total                            $3,309      $847   $2,946     $6,392 $13,494
                                ========  ======== ========   ================

MANAGEMENTS' DISCUSSION AND ANALYSIS

Other Borrowed Funds
The following sets forth information concerning other borrowed funds for the Company during each of the last three years:
                                                    December 31,
                                             ---------------------------------
(In thousands)                                 1996         1995         1994
                                           ---------    ---------    ---------
Short-term borrowings:
Notes payable to banks                      $25,840      $23,310      $18,267
U.S. Treasury demand notes                      279           53          149
Current maturities of long-term borrowings    3,112            0            6
                                           ---------    ---------    ---------
Total short-term borrowings                 $29,231      $23,363      $18,422
                                           ---------    ---------    ---------
Long-term borrowings:
Long-term borrowings                         $9,793       $3,063          $69
Less:  Current maturities                     3,112            0            6
                                           ---------    ---------    ---------
Total long-term borrowings                   $6,681       $3,063          $63
                                           ---------    ---------    ---------
Total other borrowed funds                  $35,912      $26,426      $18,485
                                            ========     ========    ========

Average amounts outstanding during the year $28,408 $24,628 $16,254 Average interest rates on amounts
 outstanding during the year                  5.92%        6.48%        4.81%
Weighted average interest rate at year end    5.89%        6.25%        6.17%
Maximum month-end amounts outstanding       $35,912      $26,636      $18,485

Notes payable to banks consists of secured borrowings under existing lines of credit. At December 31, 1996, the Company had $32 million of established lines of credit. The increase in other borrowed funds at year end 1996 is attributable to an increase in notes payable by the Bank amounting to $5.6 million and by DACC amounting to $3.5 million. The increase in other borrowed funds at year end 1995 was attributable to an increase in notes payable by the Bank. The Bank borrowed $9 million from the Federal Home Loan Bank of Chicago. The borrowings consisted of a $6 million short-term note and a $3 million long-term note. The proceeds from the borrowings incurred during the last two years were used primarily to fund loans.

Note 9 of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

Stockholders' Equity
Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4% to 5%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.
The table set forth below describes the ratios of the Company as of December 31, 1996, and the applicable regulatory requirements. The Company's core and risk-based capital ratios, as shown on the table, are well above the minimum levels.

                                                       Regulatory
                                             Ratio   Requirements
                                            ---------------------
Equity as a % of assets                      12.13%          N/A
Core capital as a % of assets                11.98%        4.00%
Core capital as a % of risk-based assets     17.30%        4.00%
Total capital as a % of risk-based assets    18.56%        8.00%

MANAGEMENTS' DISCUSSION AND ANALYSIS

Subsequent to year end, the Bank agreed in principle to purchase the assets and assume the liabilities of a branch bank. Closing of the transaction is subject to regulatory approval and is expected to occur during the second quarter. If the transaction had occurred prior to December 31, 1996, core capital as a percent of total assets would decline to approximately 9.7% assuming year end combined figures.

Stockholders' equity at December 31, 1996, increased 7.1% to $25,913,137 or $943 per share, compared with $24,190,082 or $879 per share one year ago.

The ability of the Company to pay dividends on the Common Stock is largely dependent upon the ability of the Bank to pay dividends on the stock held by the Company. The Bank's ability to pay dividends is restricted by both state and federal laws and regulations. The Bank is subject to policies and regulations issued by the FDIC and the Secretary which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Secretary.

Cash dividends declared in 1996 were $21.50 per share compared with $19.50 and $17.50, in 1995 and 1994, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 24.84%, 25.76% and 22.20% in 1996, 1995 and 1994, respectively.

The adequacy of the Company's capital is reviewed periodically to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. Management is committed to maintaining capital at a level that will allow the Company to take advantage of future opportunities when they arise. The Company's current level of capitalization is strong. This will allow the Company to pursue profitable growth opportunities.

Liquidity
Liquidity refers to the ability of the Company to generate adequate amounts of cash to meet the Company's need for cash. Loan repayments as well as net cash provided by operating activities amounting to $2.3 million, a reduction of $6.0 million of federal funds sold, an increase in deposits totaling $5.6 million, and a net increase in other borrowed funds of $9.5 million, as shown in the Consolidated Statements of Cash Flows, all provided sources of funds during 1996. The net increase in loans of $19.2 million and the net increase in available-for sale and held-to-maturity investment securities of $2.6 million were the major uses of cash during 1996.

During 1995 the major sources of funds were loan repayments, net cash provided by operating activities of $2.1 million, an increase in deposits totaling $7.8 million and a net increase in other borrowed funds amounting to $7.9 million. The major uses of funds during 1995 were the net increase in loans of $12.9 million and the increase in federal funds sold of $4.6 million.

The Bank maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. The Bank also has the ability to borrow approximately $10 million by means of the purchase of short-term federal funds from its principal correspondent banks. One ratio used to measure the liquidity of banking institutions is the liquidity ratio (net liquid assets to deposits and short-term liabilities). The Bank's liquidity ratio was 23.4% as of December 31, 1996, compared to 26.4% as of December 31, 1995. Short-term notes payable totaling $8 million and $6 million have been excluded from the liquidity ratio as of December 31, 1996 and 1995, respectively. Management intends to renew those notes under an existing line of credit and therefore no cash will be required to pay them off. Management strives to maintain a liquidity ratio between twenty and thirty percent. Ratios that are too high may indicate the opportunity for asset reallocation to achieve better yields. Ratios that are too low may indicate the inability to satisfy customer credit needs or meet deposit withdrawal requests.

Another ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of the Bank was 97.5%, 90.8% and 85.9% at December 31, 1996, 1995 and 1994, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit loan growth.

MANAGEMENTS' DISCUSSION AND ANALYSIS

The liquidity ratio and the net loan to deposit ratio reflect only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position. To reduce the potential impact of the declining liquidity position, as measured by the loan-to-deposit ratio discussed above, the Bank became a member of the Federal Home Loan Bank (FHLB) of Chicago during 1994. Membership enables the Bank to borrow on a secured basis approximately $15.7 million. As of December 31, 1996, the amount owed to the Federal Home Loan Bank was $14.6 million.
The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of residential loans held by the Bank and by the amount of common stock of FHLB of Chicago purchased by the Bank. An additional investment in stock of $1.2 million would allow the Bank to borrow up to $40 million from FHLB of Chicago. The Bank has also sold loans to DACC, the parent company and to the
secondary mortgage market to improve its liquidity position.   Subsequent to
year end, the Bank agreed in principle to purchase the assets and assume the liabilities of a branch bank. Pending regulatory approval, the transaction would provide the Bank approximately $13.5 million in cash in consideration of the assumption of deposit liabilities.

Other sources of liquidity for the Company consist of established lines of credit by DACC and by the parent company. As of December 31, 1996, DACC has unused lines of credit of $7.1 million and the parent company has an unused line of credit of $4 million. See Note 11 -- Financial Instruments with Off-Balance Sheet Risk in the Notes To Consolidated Financial Statements for a discussion of the Company's commitments to extend credit. Management believes the Company's liquidity position as of December 31, 1996, is adequate under current economic conditions.

Interest Rate Sensitivity
The following table shows the repricing period for interest earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 1996:

(In thousands)                  0 to 6      7 to 12       1 to 2      Over  2
                                Months       Months        Years        Years
                              ---------    ---------    ---------    ---------
Loans                          $76,495      $70,142      $10,053      $18,524
Investment securities            1,484        1,123        3,611       22,401
Federal funds sold                 937            0            0            0
                              ---------    ---------    ---------    ---------
Total interest-earning assets  $78,916      $71,265      $13,664      $40,925
                              ---------    ---------    ---------    ---------
Interest-bearing deposits      $78,917      $15,553      $36,700       $3,169
Other borrowed funds            18,152       11,079        3,004        3,677
                              ---------    ---------    ---------    ---------
Total interest-bearing
 liabilities                   $97,069      $26,632      $39,704       $6,846
                              ---------    ---------    ---------    ---------
Rate sensitivity gap          $(18,153)     $44,633     $(26,040)     $34,079

Cumulative rate
 sensitivity gap              $(18,153)     $26,480         $440      $34,519

Cumulative ratio of rate
 sensitive assets to
 rate sensitive liabilities     81.30%      121.41%      100.27%      120.28%

Ratio of cumulative gap
 to average earning assets      (9.11)%      13.28%        0.22%       17.31%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities.

Interest rate risk is the exposure to a bank's earnings arising from changes in future interest rates. Interest rate sensitivity is measured using gap analysis. Gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets. Generally a positive repricing gap will result in increased net interest income in a rising rate environment and decreased net interest income in a falling rate environment. A negative gap tends to produce increased net interest income in a falling rate environment and decreased net interest income in a rising rate environment.

MANAGEMENTS' DISCUSSION AND ANALYSIS

The preceding table indicates the Company has a positive gap of $26 million or 13.3% of average earning assets for all assets and liabilities repricing within one year. The cumulative ratio of rate sensitive assets to rate sensitive liabilities within one year is 121.4%. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

Accounting Developments
In June 1996, FASB issued FAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" effective January 1, 1997. This statement supersedes FAS No. 122, "Accounting for Mortgage Servicing Rights" which was effective for fiscal years beginning after December 15, 1995. FAS No. 125 applies an accounting treatment similar to that outlined in FAS No. 122 for mortgage servicing rights and extends it to servicing assets on all financial assets. The adoption of FAS No. 125 will not have a material adverse effect on the Company's financial statement in the year of adoption.

MANAGEMENTS' DISCUSSION AND ANALYSIS

MARKET INFORMATION
The following table shows market price information and cash dividends paid for the Company's common stock:

                             Book Value          Market
                           End of Quarter       Value (1)       Dividends
1995                        (Unaudited)       High     Low       Paid (2)
-----------------------------------------------------------------------------
1st  Quarter                    $825          $863     $863        $9.00
2nd Quarter                      843           963      955           -
3rd  Quarter                     853           975      975         9.50
4th  Quarter                     879         1,000      991           -

1996
-----------------------------------------------------------------------------
1st  Quarter                    $886        $1,011   $1,011       $10.00
2nd Quarter                      905            *        *            -
3rd  Quarter                     916         1,132    1,132        10.50
4th  Quarter                     943         1,170    1,170           -

1997
-----------------------------------------------------------------------------
Through March 1                  N/A        $1,190   $1,179       $11.00

(1) In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of the Company and it is unlikely that such a market for the shares will develop in the foreseeable future. All of the transactions at the prices reported in the table are either purchases by the Company pursuant to a Stock Repurchase Policy or sales by the Company made at its direction to its employee pension plan. The Stock Repurchase Policy provides that shares offered to the Company may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the month preceding the purchase. The applicable percentage was 105% of book value until April 25, 1995, 115% of book value until March 26, 1996, and 125% of book value thereafter. The Board of Directors of the Company may consider changes in the applicable percentage at future meetings.
(2) The ability of the Company to pay dividends is subject to certain limitations. See "Stockholders' Equity" in Management's Discussion and Analysis.

* Indicates no reported sale of stock occurred in that quarter.

As of March 1, 1997, the Company had 789 shareholders of record.

SELECTED FINANCIAL INFORMATION
The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except per share data)    For the Quarter Ended
1995                       March 31    June 30   September 30   December 31
-----------------------------------------------------------------------------
Interest income             $3,395      $3,669      $3,839         $3,979
Interest expense             1,697       1,896       2,001          2,045
Provision for credit losses     52          49          50             49
Net income                     436         425         539            683
Net income per share         15.84       15.45       19.58          24.78

1996
-----------------------------------------------------------------------------
Interest income             $3,903      $3,936      $4,051         $4,183
Interest expense             2,029       2,005       2,049          2,069
Provision for credit losses     51          51          51             57
Net income                     543         556         601            680
Net income per share         19.73       20.20       21.87          24.72